FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of March 2003

HOLMES FINANCING (No 2) PLC
HOLMES FUNDING LIMITED
HOLMES TRUSTEES LIMITED

(Translation of registrant's name into English)

Abbey National House, 2 Triton Square, Regent's
Place, London NW1 3AN, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . No . . .X. . . .

All values are in thousands of pounds sterling unless otherwise stated

Mortgage Asset Analysis

Analysis of Mortgage Trust Movements

	Current Period	
	Number	£000's
Brought Forward	359,611	23,704,063
Replenishment	15,647	1,179,577
Repurchased	(9,248)	(586,276)
Redemptions	(3,966)	(412,189)
Losses	(10)	(74)
Capitalised Interest	0	4,002 *
Other Movements	0	0
Carried Forward	362,034	23,889,103

* This incorporates all amounts of underpayments since November 2002

	Cumulative	
	Number	£000's
Brought Forward	115,191	6,399,214
Replenishment	504,417	35,643,323
Repurchased	(118,933)	(8,294,708)
Redemptions	(138,431)	(9,862,142)
Losses	(210)	(586)
Capitalised Interest	0	4,002
Other Movements	0	0
Carried Forward	362,034	23,889,103

	Period CPR	Annualised CPR	
1 Month	4.18%	61.95%	**(including
3 Month	12.78%	62.86%	redemptions and
12 Month	48.81%	48.81%	repurchases)

** The annualised CPR's are expressed as a percentage of the
outstanding balance at the end of the period

Asset Profiles

Weighted Average Seasoning	33.27	months
Weighted Average Loan size	£65,985.80	
Weighted Average LTV	77.40%	*** (see below)
Weighted Average Remaining Term	19.17	Years

Product Type Analysis

	£000's	%
Variable Rate	11,086,933	46.41%
Fixed Rate	6,129,944	25.66%
Tracker Rate	6,672,226	27.93%
	23,889,103	100.00%

As at 10th March 2003 approximately 5% of the loans were flexible loans

Mortgage Standard Variable Rate

Effective Date	Rate
01 March 2003	5.79%
01 November 2002	5.94%
01 December 2001	6.10%

Geographic Analysis

Region	Number	£000's	%
East Anglia	14,152	839,179	3.51%
East Midlands	19,453	1,075,490	4.50%
Greater London	63,353	5,359,332	22.43%
North	16,019	765,217	3.20%
North West	42,946	2,195,557	9.19%
Scotland	6,535	353,921	1.48%
South East	97,561	7,626,507	31.92%
South West	28,724	1,844,237	7.72%
Wales	18,813	909,005	3.81%
West Midlands	24,821	1,385,336	5.80%
Yorkshire and Humberside	23,760	1,156,735	4.84%
Unknown	5,897	378,587	1.58%
Total	362,034	23,889,103	100.00%

Original LTV Bands

Range	Number	£000's	%
0.00 - 25.00	6,777	276,638	1.16%
25.01 - 50.00	41,158	2,232,636	9.35%
50.01 - 75.00	97,326	6,897,693	28.87%
75.01 - 80.00	19,224	1,395,172	5.84%
80.01 - 85.00	24,766	1,856,474	7.77%
85.01 - 90.00	53,649	4,111,882	17.21%
90.01 - 95.00	119,134	7,118,608	29.80%
Total	362,034	23,889,103	100.00%

*** The balance is the current outstanding balance on the account
    including accrued interest. The LTV is that at origination and
    excludes any capitalised high loan to value fees, valuation fees
    or booking fees.

Holmes Financing No 2 plc

Periodic Report re Holmes Trustees Limited and Holmes Funding Limited

For Period 11 February 2003 to 10 March 2003

Arrears

Band	Number	Principal	Overdue	%
Current	351,776	23,277,395	(2,255)	97.46%
1.00 - 1.99 months	6,501	388,754	3,027	1.63%
2.00 - 2.99 months	1,680	100,128	1,444	0.42%
3.00 - 3.99 months	840	49,774	1,014	0.21%
4.00 - 4.99 months	465	26,417	721	0.11%
5.00 - 5.99 months	263	15,330	503	0.06%
6.00 -11.99 months	434	22,446	1,137	0.09%
12 months and over	31	1,517	143	0.01%
Properties in Possession	44	1,486	122	0.01%
Total	362,034	23,883,247	5,856	100.00%

Definition of Arrears

This arrears multiplier is calculated as the arrears amount (which is the difference between the expected monthly repayments and the amount that has actually been paid, i.e. a total of under and/or over payments) divided by the monthly amount repayable. It is recalculated every time the arrears amount changes, i.e. on the date when a payment is due.

Movement in Shares of Trust

	Funding £000's	Seller £000's
Balance Brought Forward	13,633,717	10,070,346
Replenishment of Assets	0	1,179,577
Acquisition by Funding	0	0
Distribution of Principal Receipts	0	(998,465)
Allocation of Losses	(42)	(32)
Share of Capitalised Interest	1,022	2,980
Payment Re Capitalised Interest	(1,022)	1,022
Balance Carried Forward	13,633,675	10,255,428
Carried Forward Percentage	57.07069%	42.92931%
Minimum Seller Share	955,330	4.00%

Cash Accumulation Ledger

	£000's
Brought Forward	60,562
Additional Amounts Accumulated	42
Payment of Notes	0
Carried Forward	60,604
Target Balance	60,500 payable on 15th April 2003

Holmes Financing No 2 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 11 February 2003 to 10 March 2003

Liquidity Facilities	Drawn £000's	Undrawn £000's
Holmes Funding	£0	£25,000
Holmes Financing 1	£0	£25,000
Holmes Financing 2	£0	£25,000
Holmes Financing 3	£0	£25,000
Holmes Financing 4	£0	£25,000
Holmes Financing 5	£0	£25,000
Holmes Financing 6	£0	£25,000

Excess Spread

Quarter to 15/1/03	0.5960%
Quarter to 15/10/2002	0.5892%
Quarter to 15/7/2002	0.5891%
Quarter to 15/4/2002	0.5414%

Reserve Funds	First Reserve	Second Reserve
Balance as at 15/01/2003	£195,410,721.15	£56,890,739.99
Required Amount as at 15/01/2003	£291,000,000.00	£73,825,687.00
Percentage of Notes	1.43%	0.42%

Properties in Possession

Stock

	Current Period	
	Number	£000's
Brought Forward	37	1,266
Repossessed in Period	14	652
Sold in Period	(7)	(310)
Carried Forward	44	1,608

	Cumulative	
	Number	£000's
Repossessed to date	262	12,050
Sold to date	(218)	(10,442)
Carried Forward	44	1,608

Holmes Financing No 2 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 11 February 2003 to 10 March 2003

Repossession Sales Information

Average time Possession to Sale	79	Days
Average arrears at time of Sale	£3,089	

MIG Claim Status

	Number	£000's
MIG Claims made	137	1,029
MIG Claims outstanding	4	26

Average time claim to payment	35

Trigger Events

There has been no debit to the AAA Principal Deficiency Ledger

The Seller has not suffered an Insolvency Event

The Seller is still the Servicer

The Outstanding Principal balance is in excess of £21 billion

Holmes Financing No 2 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 11 February 2003 to 10 March 2003

Retired Class A Notes

Date Retired	Holmes 1	Holmes 2	Holmes 3	Holmes4	Holmes 5	Holmes 6
02Q3	-	703	-	-	352	0
02Q4	-	-	-	-	352	0
03Q1	-	-	750	-	-	0

Outstanding Class A Notes

Expected Redemption	Holmes 1	Holmes 2	Holmes 3	Holmes4	Holmes 5	Holmes 6
03Q2	-	-	-	-	-	-
03Q3	600	-	-	-	-	481
03Q4	-	176	-	191	-	481
04Q1	-	176	-	191	-	-
04Q2	-	176	-	191	-	-
04Q3	-	176	-	191	-	-
04Q4	-	-	-	-	698	-
05Q1	-	-	750	-	-	-
05Q2	-	-	-	-	-	801
05Q3	650	-	-	-	-	-
05Q4	-	125	-	-	-	-
06Q1	-	125	-	-	-	-
06Q2	-	125	-	-	-	-
06Q3	-	125	500	1,340	-	-
06Q4	-	-	-	350	875	-
07Q1	-	-	-	-	-	-
07Q2	-	-	-	-	-	634
07Q3	575	-	-	-	-	-
07Q4	-	300	-	-	-	770
08Q1	-	-	-	-	-	-
08Q2	-	-	-	-	-	500
08Q3	-	-	-	-	-	-
08Q4	-	-	-	-	-	-
09Q1	-	-	-	-	-	-
09Q2	-	-	-	-	-	-
09Q3	-	-	-	-	-	-
09Q4	-	-	-	-	-	-
10Q1	-	-	-	-	-	-
10Q2	-	-	-	-	-	-
10Q3	250	-	-	-	-	-
10Q4	-	-	-	-	-	-

Holmes Financing No 2 plc

Periodic Report re Holmes Trustees Limited and Holmes Funding Limited

For Period 11 February 2003 to 10 March 2003



Expected Redemption of Class A Notes
Holmes 1
Holmes 2
Holmes 3
Holmes4
Holmes 5
Holmes 6
£ millions
2,200
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
03Q2
04Q2
05Q2
06Q2
07Q2
08Q2
09Q2
10Q2
Period

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOLMES FINANCING (No 2) PLC

Dated: 20 March, 2003   **By / s / Peter Lott**
                                             (Authorised Signatory)